Exhibit 99.2

Bragg Gaming Group Inc.
(the “Company”)

REPORT OF VOTING RESULTS

ANNUAL GENERAL MEETING OF SHAREHOLDERS
HELD ON JUNE 18, 2026

In accordance with Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations, this is a report on the matters put to a vote at the annual general meeting of the shareholders of the Company (“Shareholders”) held on Tuesday, June 18, 2026 (the “Meeting”). Each of the matters set out below are described in greater detail in the Company’s management information circular dated May 15, 2026, which is available on the Company’s SEDAR+ profile at www.sedarplus.ca.

At the Meeting, Holly Gagnon, Mark Clayton, Thomas Winter, Donald Robertson and Aaron Baryoseph were elected as directors of the Company with more than a majority of the votes cast for their re-election.

		Vote For	Vote Against
1.	The election of the following directors:
(a)	Matev&zcaron; Mazij	5,008,342	6,288,503
		44.33%	55.67%
(b)	Holly Gagnon	9,478,595	1,818,250
		83.90%	16.10%
(c)	Mark Clayton	11,221,758	75,087
		99.34%	0.66%
(d)	Thomas Winter	11,279,228	17,617
		99.84%	0.16%
(e)	Donald Robertson	9,832,384	1,464,461
		87.04%	12.96%
(f)	Aaron Baryoseph	9,341,108	1,955,737
		82.69%	17.31%

Matevž Mazij did not receive a majority of the votes cast for his re-election. Accordingly, Mr. Mazij has complied with the Company’s majority voting policy (the “Majority Voting Policy”) and has provided an offer (the “Resignation Offer”) to resign from the Company’s board of directors (the “Board”). In accordance with the Majority Voting Policy and as provided in the Canada Business Corporations Act, Mr. Mazij will continue to serve as a director until the Resignation Offer is accepted and becomes effective, his successor is appointed or elected or until the date that is 90 days from today.

		Vote For	Vote Withheld
2.	The re-appointment of MNP LLP of Toronto, Ontario as auditors of the Company for the ensuing year and authorizing the directors to fix their remuneration.	13,528,796	39,114
		99.71%	0.29%

MNP LLP was appointed as the Company’s auditors and the directors were authorized to fix their renumeration.

DATED this 18th day of June, 2026

BRAGG GAMING GROUP INC.

(signed) “Robert Bressler”
Robert Bressler Chief Financial Officer